VIA EDGAR
November 5, 2015
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond – Calvert Responsible Index Series, Inc.

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17g-1 under the Investment Company Act of 1940 is Rider No. 12 updating the joint fidelity bond originally filed with the Securities and Exchange Commission:

•	Rider No. 12 to add U.S. Mid Cap Core Responsible Index Fund and Calvert Developed Markets Ex-U.S. Responsible Index Fund therein;

If you have any questions regarding this submission, please do not hesitate to contact me at (301) 951-4885.

Sincerely,
/s/ Susan Walker Bender, Esq.
    Susan Walker Bender, Esq.

Enclosure

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED                                        BOND NUMBER

Calvert Investment Management, Inc.                        90081115B

EFFECTIVE DATE                BOND PERIOD            AUTHORIZED REPRESENTATIVE

October 30, 3015    October 1, 2015 to October 1, 2016         /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

◦	Calvert U.S. Mid Cap Core Responsible Index Fund

◦	Calvert Developed Markets Ex-U.S. Responsible Index Fund, a series fund of:
Calvert Responsible Index Series, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.